Free Writing Prospectus

Dated May 6, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-188385

Vantiv Announces Secondary Offering, Repurchase of its Common Stock and Debt Refinancing

CINCINNATI, May 6, 2013 — Vantiv, Inc. (NYSE: VNTV) (“Vantiv”) announced today an underwritten secondary offering (the “Offering”) of 38,600,000 shares of its Class A common stock by funds managed by Advent International Corporation and Fifth Third Bank (the “Selling Stockholders”) pursuant to Vantiv’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”).  The underwriters of the Offering will have an option to purchase up to 2,082,000 additional shares from the Selling Stockholders. The Selling Stockholders will receive all of the proceeds from the Offering. No shares are being sold by Vantiv.

In addition, Vantiv announced that it has entered into a share repurchase agreement with the underwriters of the Offering, subject to the completion of the Offering and the Debt Refinancing (as defined below), pursuant to which it intends to repurchase 17,780,000 of the 38,600,000 shares of its Class A common stock that are being sold by the Selling Stockholders in the offering at a price per share equal to the price per share being paid by the underwriters to the Selling Stockholders in the Offering, provided that to the extent the aggregate purchase price for the shares to be repurchased by Vantiv from the underwriters exceeds $400 million, such number of shares to be repurchased will be reduced accordingly. Vantiv expects to fund the share repurchase with borrowings under new senior secured credit facilities with increased term loan capacity, which it expects to enter into concurrently with the closing of the Offering (the “Debt Refinancing”).  Vantiv expects to incur additional debt of approximately $650 million after the Debt Refinancing, including $400 million to fund the share repurchase. A special committee of Vantiv’s board of directors comprised of independent, disinterested directors has authorized the share repurchase subject to the terms and conditions set forth in the share repurchase agreement, including borrowings under the new senior secured credit facilities. The share repurchase is subject to a number of conditions, and there can be no assurance that such approval will occur or that the share repurchase will be completed on the contemplated terms or at all. The consummation of the share repurchase, the Debt Refinancing and the Offering are all contingent on each other.

Assuming the share repurchase is completed at the anticipated amounts and after giving effect to the anticipated impact on Vantiv’s interest expense as a result of the Debt Refinancing, Vantiv expects that the share repurchase will result in accretion of approximately $0.07 to $0.09 in pro forma adjusted net income per share in 2013. In addition, Vantiv expects to incur a non-cash write-off of deferred charges of approximately $18 million on a pre-tax basis as a result of the Debt Refinancing.

J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers for the Offering. SunTrust Robinson Humphrey, Inc., Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc. are acting as co-managers of the Offering.

The Offering is being made pursuant to an effective shelf registration statement, including a prospectus and a preliminary prospectus supplement related to the Offering, filed by Vantiv with the SEC. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents Vantiv has filed with the SEC for more complete information about Vantiv and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the Offering, when available, may be obtained from: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 866-803-9204; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, or telephone: 800-221-1037, or email: newyork.prospectus@credit-suisse.com; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, or telephone: 866-471-2526, or facsimile: 212-902-9316, or email: prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or telephone: 866-718-1649, or email: prospectus@morganstanley.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or telephone: 800-503-4611, or email: prospectus.cpdg@db.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 800-831-9146, or email:

batprospectusdept@citi.com; or Wells Fargo Securities, LLC, 375 Park Avenue, New York, NY 10152, Attention: Equity Syndicate Dept., or telephone: 800-326-5897, or email: cmclientsupport@wellsfargo.com.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer or sale of these securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the related registration statement. Nothing in this press release should be construed as an offer to sell, or the solicitation of an offer to buy, any securities subject to the share repurchase.

About Vantiv

Vantiv is a leading, integrated payment processor differentiated by a single, proprietary technology platform.

Pro Forma Adjusted Net Income

Vantiv uses pro forma adjusted net income for financial and operational decision making as a means to evaluate period-to-period comparisons of its performance and results of operations. Pro forma adjusted net income is also incorporated into performance metrics underlying certain share-based payments issued under the 2012 Vantiv, Inc. Equity Incentive Plan and its variable compensation plan. Vantiv believes pro forma adjusted net income provides useful information about its performance and operating results, enhances the overall understanding of past financial performance and future prospects and allows for greater transparency with respect to key metrics used by management in its financial and operational decision making.  In calculating pro forma adjusted net income, Vantiv makes certain non-GAAP adjustments, as well as pro forma adjustments, to its GAAP operating results, and this measure should be considered together with its GAAP operating results. Please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” sections of Vantiv’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a reconciliation of Vantiv’s GAAP income (loss) before applicable income taxes to historical pro forma adjusted net income.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this release are forward-looking statements including any statements regarding guidance and statements of a general economic or industry specific nature. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, guidance, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this press release are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider information presented herein, you should understand that these statements are not guarantees of future performance or results. They depend upon future events and are subject to risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual future performance or results and cause them to differ materially from those anticipated in the forward-looking statements. Certain of these factors and other risk factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission and include, but are not limited to: (i) our ability to consummate the share repurchase and Debt Refinancing, (ii) the ability to keep pace with rapid developments and change in our industry and provide new services to our clients; (iii) competition within our industry; (iv) disclosure of unauthorized data and security breaches that expose us to liability, litigation and reputational damage; (v) failures of our systems or systems of our third party providers; (vi) our inability to expand our market share in existing markets or expand into new markets; (vii) our ability to identify acquisition, joint venture and partnership candidates and finance or integrate businesses, services or technologies that we acquire; (viii) failure to comply with applicable requirements of Visa, MasterCard or other payment networks; (ix) changes in payment network rules or standards; (x) our ability to pass fee increases along to merchants; (xi) termination of sponsorship or clearing services provided to us; (xii) increased attrition of our merchants, independent sales organizations, or ISOs, or referral partners; (xiii) inability to successfully renew or renegotiate agreements with our clients or ISOs; (xiv) reductions in overall consumer, business and government spending; (xv) fraud by merchants or others; (xvi) a decline in the use of credit, debit or prepaid cards; (xvii) consolidation in the banking and retail industries; and (xviii) the effects of governmental regulation, changes in laws and outcomes of future litigation or investigations.  Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contact

Nathan Rozof, CFA

Senior Vice President

Investor Relations

866.254.4811 or 513.900.4811

IR@vantiv.com